EXHIBIT 1

 UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

HARBERT DISCOVERY FUND, LP and HARBERT DISCOVERY CO-INVESTMENT FUND I, LP, both individually and derivatively on behalf of Enzo Biochem, Inc.,

Plaintiffs,
COMPLAINT
- against -

ENZO BIOCHEM, INC., DR. ELAZAR RABBANI, BARRY W. WEINER, DR. BRUCE A. HANNA, DOV PERLYSKY, and REBECCA FISCHER,

Defendants.

Plaintiffs Harbert Discovery Fund, LP and Harbert Discovery Co-Investment Fund I, LP (collectively, “HDF” or “Plaintiffs”) by and through their attorneys Schulte Roth & Zabel LLP, as and for their complaint against Defendant Enzo Biochem, Inc. (“Enzo” or the “Company”) and Defendants Dr. Elazar Rabbani, Barry W. Weiner, Dr. Bruce A. Hanna, Dov Perlysky, and Rebecca Fischer (collectively the “Director Defendants” and together with Enzo the “Defendants”) respectfully allege as follows:

NATURE OF THE ACTION

1.       This action was made necessary by Defendants’ brazen acts of entrenchment and misuse of the corporate machinery in an effort to maintain Barry Weiner’s directorship, after most of Enzo’s shareholders had voted and it was clear that Weiner would be unceremoniously removed from the company he founded. Three

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days before facing imminent defeat at Enzo’s annual shareholder meeting (the “Annual Meeting” or “Meeting”) scheduled for January 31, 2020, the Director Defendants made false and misleading statements in violation of Section 14(a) and Rule 14a-9 of the Securities and Exchange Act (the "Exchange Act"), which were deliberately designed to enable them to change the rules of election and nullify the will of the shareholders so that Defendant Weiner might have a chance to remain on the Company’s board of directors (the “Board”). Defendants issued a press release falsely stating that the Annual Meeting had been delayed for three weeks, until February 25, 2020, purportedly so that shareholders could vote on a proposed By-Law amendment to expand the Board from five to up to seven members. Notwithstanding that announcement, on the morning of January 31, the Company disclosed that the Annual Meeting would be held less than two hours later. Unaware of this last-minute bait and switch, HDF did not attend the Annual Meeting. Had Defendants not falsely announced that the Annual Meeting already had been delayed to February, HDF would have attended the Meeting as originally scheduled, voted the proxies they held to elect their two nominees to a five-person Board, and blocked the passage of the proposed By-Law to expand the size of the Board, which as explained, is a transparent effort to circumvent the Company’s Articles of Incorporation (the “Charter”).1

2.       Enzo was founded 40 years ago by three individuals, two of whom are still on the Board: brothers-in-law (and defendants) Dr. Elazar Rabbani and Barry Weiner. They occupy two of the Company’s five board seats and serve as Chief Executive Officer and President, respectively. Through their board seats

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 1 The Certificate of Amendment of the Certificate of Incorporation of the Company, filed with the New York Department of State on July 22, 1988, is attached hereto as Exhibit A. There have been no subsequent amendments to the Certificate of Incorporation of the Company.

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and officer positions, they have maintained a tight grip on power at the Company. Despite having made the choice to take Enzo public, they have continued to run the Company as a family business with no accountability to their public shareholders to dismal effect. During the past 10 years ending December 31, 2019, Enzo’s stock price has declined by 51%, while the S&P 500 and Russell 2000 have had gains of 190% and 167%, respectively.

3.       HDF is now Enzo’s largest shareholder. As Enzo has a staggered board, in September 2019, HDF announced that it would nominate two well-qualified, independent director candidates for the two seats up for election at the upcoming Annual Meeting, including the seat held by Weiner.

4.       HDF’s case for change was incredibly well received. In a rare move, all three leading independent proxy advisory services recommended voting on HDF’s proxy card and shareholders overwhelmingly agreed with HDF’s case for change. By January 28, 2020, three days before the election, with most of the expected votes cast, it was clear that HDF would prevail.

5.       Unbending to the will of its shareholders – the owners of the Company – the Board took decisive but illegal action. After market close on January 28, 2020, Enzo announced in a press release filed with the Securities and Exchange Commission (“SEC”) as solicitation materials (the “January 28 Enzo Press Release,” attached hereto as Exhibit B) that the Annual Meeting would be “delayed” from January 31, 2020 until February 25, 2020.

6.       Recognizing that it was too far behind in votes to defeat HDF’s nominees, Enzo agreed in the January 28 Enzo Press Release to no longer oppose HDF’s nominees but instead would seek shareholder approval to expand the size of the Board by at least one additional seat in a desperate attempt to keep Weiner

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on the Board and reduce the influence of HDF’s nominees. But this expansion proposal was by no means a fait accompli, as Enzo’s November 20, 2018 Amended and Restated By-Laws (the “By-Laws,” attached hereto as Exhibit C) set the number of board seats at five and its Charter requires that changing or adopting a provision inconsistent with such By-Law requires the approval of 80% of all shares outstanding – a difficult supermajority threshold to meet for any publicly-held entity.

7.       At 7:07 a.m. on January 31, 2020, Enzo filed a supplement to its proxy statement with the SEC (the “January 31 Enzo Proxy,” attached hereto as Exhibit D) revealing it had one more trick up its sleeve. Contrary to the announcement in the January 28 Enzo Press Release that the Annual Meeting was delayed, Enzo declared in the January 31 Enzo Proxy that it would in fact convene the Annual Meeting as originally scheduled, less than two hours later, at 9:00 a.m., in New York City (HDF is based in Alabama) and then adjourn and reconvene it on February 25, 2020. This was the first and only notice Enzo shareholders received stating that a meeting would in fact be convened on January 31, 2020 after the previous announcement that the Meeting would be “delayed.”

8.       Believing that no meeting was to be held on January 31, 2020, HDF did not send a representative to the Yale Club, where the Annual Meeting was held. Had HDF been in attendance, it would have voted the shares and proxies it held to defeat any motion to adjourn and forced the Company to hold the Meeting as planned that day, ensuring the election of its nominees to a five person Board and the defeat of Defendant Weiner.

9.       In addition to deceiving HDF and other shareholders into not attending the Annual Meeting, the Board engaged in a further act of entrenchment for the primary purpose of maintaining Defendant Weiner in office. Article II, Section 2 of the By-Laws fixes the number of board seats at five and the Charter requires a

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supermajority vote to amend that provision. Notwithstanding that, the Company declared in the January 31 Enzo Proxy that the By-Law provision fixing the number of board seats at five had been “inadvertently” placed in the wrong section of the By-Laws and, instead, should have been included in another By-Law provision that required only a majority vote to amend. Somehow, this purportedly inadvertent placement had been overlooked for at least seven years and managed to survive an amendment and restatement of the By-Laws in 2018. By seeking to amend the By-Laws to remedy this drafting “mistake,” which was only “discovered” on the eve of a meeting in which Weiner was sure to lose, the Director Defendants breached their fiduciary duties by changing the rules of election after the election process had commenced and by seeking to cause the Company to engage in an ultra vires act in violation of its Charter.

10.       While immediate injunctive relief is warranted, HDF will not seek it at this time. HDF has filed this action to hold the Director Defendants fully accountable for their acts of entrenchment and violation of the federal securities laws, to seek recompense for those actions which have caused HDF hundreds of thousands of dollars in additional, unnecessary legal, proxy and other advisory fees, and to lay a marker so that the Director Defendants’ gamesmanship stops. Should Defendants again seek to manipulate the election, HDF will promptly move this Court to prevent them from doing so.

JURISDICTION AND VENUE

11.       This Court has subject matter jurisdiction pursuant to 28 U.S.C. § 1331 because Plaintiffs’ claims raise a federal question under Section 14(a) of the Exchange Act and Rule 14a-9 of the Exchange Act, 17 C.F.R. § 240.14a-9. The Court has supplemental jurisdiction over the remaining claims under 28 U.S.C. § 1367.

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12.       Venue is proper in this District pursuant to 28 U.S.C. § 1391(b) because a substantial part of the events giving rise to these claims occurred in this District. Enzo conducts substantial business in this District, and many of the acts and conduct that constitute the violations of law complained of herein, including the preparation and dissemination to the public of materially false and misleading information and convening of the Annual Meeting, occurred in this District.

13.       This Court has personal jurisdiction over each Defendant because each has sufficient minimum contacts with this District as to render the exercise of jurisdiction over Defendants by this Court permissible under traditional notions of due process and under Section 27 of the Exchange Act.

THE PARTIES

14.       Plaintiff Harbert Discovery Fund, LP is a Delaware limited partnership that currently beneficially owns 4.03% of the outstanding shares of Enzo.

15.       Plaintiff Harbert Discovery Co-Investment Fund I, LP is a Delaware limited partnership that currently beneficially owns 7.79% of the outstanding shares of Enzo. Collectively, Plaintiffs Harbert Discovery Fund, LP and Harbert Discovery Co-Investment Fund I, LP currently beneficially own 11.82% of the outstanding shares of Enzo, making them the Company’s largest shareholders.

16.       Defendant Enzo Biochem, Inc. is a New York corporation with its principal place of business in New York, New York. Defendant operates a diagnostic laboratory and develops, manufactures and sells technology to clinical laboratories.

17.       Defendant Rebecca J. Fischer is a current director of Enzo, and has been a director since January 2020.

18.       Defendant Bruce A. Hanna is a current director of Enzo, and has been a director since January 2017.

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19.       Defendant Dov Perlysky is a current director of Enzo, and has been a director since January 2012.

20.       Defendant Elazar Rabbani is a co-founder and current director of Enzo, and has been a director since 1976. Rabbani is also the Chairman and Chief Executive Officer.

21.       Defendant Barry W. Weiner is a co-founder and current director of Enzo, and has been a director since 1977. Weiner has served as the Company’s President since 1996 and, until recently, held the position of Chief Financial Officer and Executive Vice President.

FACTS

I.	Enzo’s History of Underperformance

22.       Founded in 1976 by Defendant Rabbani, Defendant Weiner, and Shahram Rabbani, Enzo is a self-proclaimed leader in the life sciences and biotechnology industry. Since its founding, the Company has concentrated on the development of enabling technologies in the areas of gene regulation and gene medication. The business operations of the Company are performed by Enzo Life Sciences, Enzo Therapeutics, and Enzo Clinical Labs.

23.       Unfortunately for shareholders, Enzo’s consistent underperformance is readily apparent. Over the last ten years, from December 31, 2009 to December 31, 2019, the Board has overseen the decline of the Company’s share price by 51%. Clearly Enzo has underperformed the market, given that over the same period, the S&P 500 had positive returns of 190% and the Russell 2000 Index had positive returns of 167%.

For the last three, five, and ten years for annualized periods ending November 30, 2019, Enzo’s stockholder returns also have been substantially worse than those of peer companies. Those returns are not surprising given the mismanagement, ineffective strategy, weak governance, misaligned incentives and poor capital allocation of the Company.

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II.	The Company’s Underperformance is Due to Mismanagement by the Board of Directors

24.       The current Board includes Defendants Rabbani and Weiner: co-founders and brothers-in-law who have each been on the Board for over 40 years. Beside them on the Board are Defendants Fischer, Hanna, and Perlysky. The Company’s culture of nepotism and “family feuds” negatively impacts the Company from the top down. The Board’s practice of rubber stamping has led to a blatant abuse of power and resources, particularly by Defendants Rabbani and Weiner.

25.       Enzo has reported operating losses every year since 2004, totaling a negative operating income of $186 million, excluding legal expenses and settlements. During that time period, the Board approved paying Defendants Rabbani and Weiner over $34 million in salaries and bonuses. Meanwhile, shareholders saw cumulative total shareholder returns decline 80% during the same period.

26.       Ultimately, the mismanagement of the Company by the Board has led to value destruction and consistent underperformance. The Company has engaged in a capital allocation strategy which has delivered poor returns on capital, assets and equity and squandered opportunities for growth through joint ventures and partnerships.

III.	HDF’s Case for Change

27.       After careful diligence, HDF concluded that Enzo has valuable assets but was deeply undervalued.  HDF began investing in Enzo because it believed that, with a sound strategy, prudent expense structure, appropriate capital allocation and effective, independent oversight, the Company could increase significantly in value.

28.       By 2019, HDF was the largest shareholder in the Company, owning an aggregate of 5,630,961 shares of common stock, representing approximately 11.8% of the Company’s outstanding shares.

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29.       Beginning in October 2018, HDF attempted to engage constructively with Enzo by having calls and meetings with management to discuss strategy, attending the annual meeting of shareholders, and touring the Company’s laboratory. In May 2019, HDF requested that Enzo replace, prior to its Annual Meeting, two of its incumbent directors with two candidates put forth by HDF, declassify the Board so that all members would be elected annually rather than on staggered terms, and create a Board observer role for one of HDF’s representatives. Enzo never provided a meaningful response to HDF’s proposal.

30.       Given the lack of progress, HDF decided to exercise its stockholder franchise and nominate new directors for election at the Company’s Annual Meeting, which, pursuant to its By-Laws, would be held in January 2020. Also pursuant to the By-Laws, two of Enzo’s five board seats would be up for election – the seats currently occupied by Defendants Weiner, 69, who has served on the Board for over 40 years, and Hanna, 76.

31.       On September 17, 2019, HDF announced that it would nominate two highly-qualified independent director candidates – Fabian Blank and Peter Clemens – for election at the upcoming Annual Meeting. Blank and Clemens have deep operational, financial and strategic experience within the healthcare industry. HDF believed that both candidates would bring their substantial experience to help steer the Company in the direction of long-term value creation for all shareholders.

32.       On December 5, 2019, Enzo issued a formal notice that the Annual Meeting would be held on January 31, 2020. Enzo also formally opposed HDF’s nominees and solicited proxies in support of Defendants Weiner and Hanna, whom the Board renominated for election at the Meeting.

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 33.       In the midst of the proxy fight, Enzo made two announcements in apparent concession to HDF, which was obtaining strong shareholder support for its slate. First, on December 18, 2019, Enzo announced that Defendant Weiner would step down as CFO but would remain as President and continue to stand for re-election at the upcoming Annual Meeting.

34.       Second, on December 31, 2019, Enzo announced that director Gregory M. Bortz would be replaced by Defendant Rebecca J. Fischer for one of the three seats that was not being contested at the Annual Meeting.

35.       The proxy contest continued through January 2020, with both sides releasing extensive fight decks and public rebuttals.

A.	All Three Leading Proxy Advisory Services Endorse Voting on HDF’s Card

36.       HDF’s nominees to the Board received remarkable indications of support. All three leading proxy advisory firms recognized the need for change at Enzo and recommended that their clients vote on HDF’s proxy card, highlighting the strength of HDF’s position.

37.       Proxy advisory firm Glass, Lewis & Co recommended that Enzo shareholders vote on HDF’s proxy card for both of HDF’s nominees, as HDF “submit[ted] the much stronger fundamental case” than did Defendants. Glass, Lewis & Co concluded that, in stark contrast to HDF, Defendants had merely offered “rehashed promises of pending value generation.”

38.       Likewise, proxy advisory firm Egan Jones recommended that shareholders vote on HDF’s proxy card for both of HDF’s nominees to the Board on the basis that doing so was “in the best interest of the Company and its shareholders.” Egan Jones cited a “validated need for change, as evidenced by the Company’s financial and operational underperformance,” finding that “there [exists] a compelling need to alter the Company’s corporate governance structure and practices in order to protect the interests of the shareholders in the future.”

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 39.       The third major proxy advisory firm, Institutional Shareholder Services (“ISS”), recommended that Enzo shareholders vote on HDF’s proxy card for HDF nominee Blank on the grounds that he possessed the experience and perspective of which the Board was in dire need. ISS found that Blank’s professional experience and business understanding would be “valuable to [Enzo]” and “additive to the board.”

IV.	Faced with Imminent Defeat, the Director Defendants Unilaterally Delay the Annual Meeting and Propose Expanding the Board to Save Defendant Weiner Who Otherwise Would Have Been Voted Off

40.       The Enzo shareholders responded overwhelmingly favorably to HDF’s campaign. Based on the January 28, 2020 preliminary voting report issued by Broadridge, the proxy services provider, which received voting instructions and proxies from many of the Company’s shareholders to vote their shares, HDF’s nominees had the support of 80% and 61% respectively of the shares then voted, with a quorum of shares having been voted/instructed to vote on HDF’s card, while the Company’s two nominees had less than 20% of shares/voting instructions cast in their favor. Thus, at that time, the election of HDF’s nominees was all but assured, and the Company’s two director nominees would have been voted off the Board.

41.       After the close of the markets on January 28, 2020, the Company issued the January 28 Enzo Press Release in which it stated that the Company’s Annual Meeting, which had been scheduled to be held at 9:00 a.m. on January 31, 2020, was delayed until February 25, 2020 so that the Company could add proposals that, in effect, would keep on a director who otherwise would have been voted off.

42.       The January 28 Enzo Press Release was issued on the Dow Jones Newswires with the following headline: “Enzo Biochem Delays Annual Meeting Until Feb. 25.” It further noted that the Company “is taking these actions today” (emphasis added) to change the Meeting and that “the Board will delay the Annual Meeting until February 25, 2020.” On information and belief, the Company also notified Broadridge, the proxy services provider, that the Annual Meeting date was changed to

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February 25, 2020. Consequently, Broadridge did not generate a vote report or issue a proxy in respect of the voting instructions it received as it normally would have done the day before an annual meeting.

 43.       The image below is a screenshot of the Broadridge preliminary vote report for the afternoon of January 30, 2020 which notes that the scheduled meeting date is February 25, 2020. On information and belief, Broadridge only changes the annual meeting date in its system if it receives express instructions from an issuer. Thus, in addition to issuing the January 28 Enzo Press Release, the Company appears to have advised Broadridge directly that the Meeting was delayed for three weeks.

Broadridge Preliminary Vote Report from 1/30/20 Displaying a 2/25/20 Annual Meeting Date

44.       With no realistic chance of defeating HDF’s nominees, Enzo stated in the January 28 Enzo Press Release that it would now not oppose the election of HDF’s nominees. However, Enzo also announced that it would change the rules of election midstream by seeking shareholder approval for a proposal (“Proposal 1”) to expand the size of the Board from five to add at least one seat, with that seat belonging to Defendant Weiner, who otherwise would have been voted off the Board. Specifically, Enzo stated in the January 28 Enzo Press Release that it would make a proposal to shareholders to “amend the bylaws to increase the size of the Board from five to six directors and provide the Board discretion to further increase the size of the Board to seven.”

45.       Such an amendment was necessary to carry out this action because Article II, Section 2 of the By-Laws fixes the number of board seats. See Exhibit C at PDF p. 7. Article II is titled “Board of Directors” and its Section 2 is entitled “Number, Election and Terms.” The first sentence in Section 2 states “The number of directors constituting the Board shall be fixed at five (5).”

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46.       Importantly, the Charter contains special requirements for any amendment to be made to Article II, Section 2 of the By-Laws. See Exhibit A at Article 10, PDF pp. 3-4. The Charter specifically provides that this Section cannot be amended without supermajority vote:

Article II, Section[] 2 . . . of the By-Laws shall not be altered, amended, or repealed and no provision inconsistent therewith shall be adopted without the affirmative vote of (i) the holders of at least 80% of the voting power of the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, and (ii) a majority of such shares owned by persons not affiliated with an Interested Shareholder. . .

(such vote, the “Required Supermajority Vote”). The Required Supermajority Vote would be a difficult threshold for any publicly-held company, and particularly for Enzo, which had not had more than 76% of outstanding shares represented at an annual meeting in recent years.

47.       As such, there is no question that, by any plain reading of the By-Laws and Charter, a Required Supermajority Vote is necessary for the number of board seats to be expanded. Indeed, this is the only natural reading of the By-Laws and Charter.

V.	After Declaring the January 31, 2020 Meeting Would be “Delayed,” Enzo Convenes the Meeting on January 31, 2020 with Less than Two Hours’ Notice and Conducts Business that It Could Not Have Conducted If HDF Was Present

48.       Contrary to the clear public statements in the January 28 Enzo Press Release regarding the delay of the Annual Meeting, the Company filed the January 31 Enzo Proxy at 7:07 a.m., announcing that the Annual Meeting would be convened as originally scheduled less than two hours later at 9:00 a.m. on January 31 at the Yale Club in New York City and then adjourned until February 25, 2020.

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 49.       The January 28 Enzo Press Release’s false statement that the Annual Meeting had been delayed clearly misled stockholders into believing that no meeting would be held or convened on January 31. Troublingly, the January 28 Enzo Press Release appears to have been published with the intention of ensuring that no stockholders attended the Meeting on January 31, because if stockholders had known that the Meeting was taking place, they would have been able to prevent the adjournment of the Meeting.

50.       Under New York law, the power of adjournment lies with the holders of a majority of the shares present in person or by proxy at a meeting—not the Company. Under the Company’s By-Laws, only in the event that no shareholder entitled to vote is present at the annual meeting does an officer of the Company have the ability to adjourn the Meeting. Specifically, Article I, Section 6 of the By-Laws states: “In the absence of a quorum, the holders of a majority of the votes of the shares of stock present in person or by proxy and entitled to vote, or if no shareholder entitled to vote is present, then any officer of the Corporation may adjourn the meeting from time to time.”

51.       Accordingly, the Company’s January 28 Enzo Press Release, which constituted a false statement in violation of Rule 14a-9 of the Exchange Act (prohibiting proxy statements that are false or misleading as to any material fact), had actual, material consequences, as the Company would not have been able to adjourn the Annual Meeting on January 31 had shareholders known the Meeting was going to be convened. Not only was HDF misled, but retail stockholders canceled their plans to attend the Annual Meeting on January 31 after having been misled by the January 28 Enzo Press Release.

52.       Had the Company not falsely stated that the Annual Meeting was delayed, HDF would have attended the Meeting on January 31, elected its two nominees and prevented the Meeting’s adjournment because HDF possessed sufficient proxies on the morning of January 31 to do so. Instead, the Company was able to force through an adjournment that was both detrimental to the shareholder franchise and expressly taken to increase the size of the Board in an effort to avoid losing an incumbent inside director, Weiner, despite overwhelming shareholder opposition to his candidacy.

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VI.	Enzo Outlandishly Claims that the By-Law Fixing the “Number” of Directors at “Five” Can Be Amended Without a Supermajority Vote Because It Was “Inadvertently” Placed In the Wrong Section of the By-Laws

53.       In another, truly astonishing move, the Director Defendants revealed in the January 31 Enzo Proxy that they have decided to act in clear violation of the Charter by pursuing an amendment of the provision of the By-Laws setting the number of directors at five without the Required Supermajority Vote.

54.       In a question and answer section of the January 31 Enzo Proxy, Enzo stated that the “By-Law Amendment to expand the board will be approved if it receives the affirmative vote of a majority of the votes present in person or by proxy by the holders of shares entitled to vote therein.” Exhibit D at PDF p. 13 (emphasis added). Enzo justified its disregard of the Required Supermajority Vote as follows:

Article II, Section 2 of the By-Laws currently states that the size of the Board is fixed at five members. The amendment to fix the size of the Board was inadvertently added to Article II, Section 2 of the By-Laws, which is a section whose amendment requires a supermajority vote of shareholders per the Company’s certificate of incorporation (as amended, the “Charter”), rather than in Article II, Section 9 of the By-Laws. As a result, the supermajority shareholder vote requirement that applies to Article II, Section 2 does not apply to the provision fixing the size of the Board at five.

Exhibit D at PDF p. 13 (emphasis added).

55.       Defendants’ inadvertence argument is obviously pretextual, and made in clear breach of their fiduciary duties with the primary purposes of entrenching Weiner in office and diluting the impact on the Board of the HDF nominees.

56.       First, Enzo cited to no facts supporting its assertion that the provision fixing the number of board seats at five was included in Article II, Section 2 “inadvertently.”

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 57.       Second, the assertion that Article II, Section 9 of the By-Laws is a more natural place in the By-Laws to set the number of directors strains credulity. Article II, Section 2 is literally entitled “Number, Election and Terms.” (italics added) and describes how the Board will be composed, that it will be divided into certain classes subject to election at different times, and how directors can be removed. By contrast, Article II, Section 9 is titled “Organization” and simply provides that the Chairman of the Board will preside over all board meetings and describes what happens if the Chairman is not present. See Exhibit C at PDF pp. 7, 8.

58.       Third, the provision setting the number of directors at five has been in Article II, Section 2 of the By-Laws for at least seven years. In the January 17, 2013 Amended and Restated By-Laws of Enzo Biochem, Inc., an identical provision is present in Article II, Section 2 of that version as well. If the provision setting the number of board members at five was in the wrong place in the By-Laws, surely someone at the Company would have noticed and corrected this mistake when the Company amended and restated the By-Laws on November 20, 2018 (the current governing version).

59.       Fourth, the Company has, since 2013, repeatedly stated in its public filings that the number of board seats is fixed at five members. Never once in any of its public filings has the Company ever noted that the provision setting the number of directors at five was inadvertently inserted into the wrong Section of the By-Laws. Shareholders like HDF have relied on the Company’s disclosures and the plain meaning of the Charter and By-Laws to mean that the By-Law setting the Board at five members cannot be amended without the Required Supermajority Vote. As such, even if, somehow, the provision at issue was “inadvertently” added to Article II, Section 2, rather than its intended Article II, Section 9, the Company is estopped from asserting that the Required Supermajority Vote no longer applies.

60.       Finally, the absurdity of what the Company is attempting to do is illustrated by Proposal 1 on its face. In Proposal 1, the Company makes clear that it intends to amend Article II, Section 9 only:

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Exhibit D at PDF p. 15. However, Article II, Section 2 will remain intact because it cannot be amended without the Required Supermajority Vote. Thus, the Company is proposing that the By-Laws be amended to potentially expand the number of directors to seven, even though a pre-existing provision of the By-Laws expressly fixes the number at five. To advance such a proposal, which will render the By-Laws internally inconsistent, is a fundamental dereliction of the Director Defendants’ duties to the Company and to their shareholders, taken with the primary purpose of maintaining Director Weiner in office and diluting the influence of HDF’s nominees.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

61.       Plaintiffs bring this action in part derivatively in the right and for the benefit of the Company to redress injuries suffered and to be suffered as a direct and proximate result of the violations of the Charter and other actions by the Director Defendants.

62.       Plaintiffs will adequately and fairly represent the interests of the Company and its shareholders in enforcing and prosecuting their rights and have retained counsel competent and experienced in derivative litigation.

63.       Plaintiffs are current owners of Enzo stock and have continuously been owners of Enzo stock during all times relevant to the Director Defendant’s illegal and wrongful course of conduct alleged herein. Plaintiffs understand their obligation to hold stock throughout the duration of this action and are prepared to do so.

64.       During the wrongful course of conduct at the Company, the Board consisted of the Director Defendants. Because of the facts set forth throughout this Complaint, demand on the Board to institute this action is not necessary because such a demand would have been a futile and useless act.

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65.       The Director Defendants cannot exercise independent objective judgment about whether to bring this action or whether to vigorously prosecute this action. For the reasons that follow, and for reasons detailed elsewhere in this complaint, Plaintiffs have not made (and should be excused from making) a pre-filing demand on the Board to initiate this action because making a demand would be a futile and useless act.

66.       Director Defendants approved and/or permitted the wrongs alleged herein to have occurred and participated in efforts to conceal or disguise those wrongs from the Company’s stockholders or recklessly and/or with gross negligence disregarded the wrongs complained of herein and therefore are not disinterested parties.

67.       Because of their participation in the gross dereliction of fiduciary duties, and breaches of the duties of due care, good faith, and loyalty, the Director Defendants potentially have personal monetary liability for the actions set forth herein and cannot be relied upon to act independently with respect to this action.

STATEMENT OF CLAIMS

Count I – Violation of Section 14(a) of the Exchange Act and 17 C.F.R. § 240.14a-9

(Asserted Individually Against Defendant Enzo)

68.       Plaintiffs repeat and reallege each and every allegation contained in the preceding paragraphs of this Complaint with the same force and effect as if set forth fully herein.

69.       In violation of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, the Company disseminated false and misleading proxy materials and solicitation statements that were false and/or, in light of the circumstances under which they were made, omitted to state material facts necessary to make the statements therein not materially false or misleading. Enzo is liable for having made those statements.

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70.       The January 28 Enzo Press Release falsely stated that the Annual Meeting would be “delayed” by action of the Board to February 25, 2020 when, in fact, the Annual Meeting would convene as planned on January 31, 2020.

71.       The January 31 Enzo Proxy falsely stated that Proposal 1 will be approved if it receives the affirmative vote of a majority of the votes present in person or by proxy by the holders of shares entitled to vote therein rather than the Required Supermajority Vote as provided for in the Charter.

72.       Enzo was at least negligent in making the materially false and misleading statements in the January 28 Enzo Press Release and January 31 Enzo Proxy.

73.       The false and misleading statements in the January 28 Enzo Press Release and January 31 Enzo Proxy are material in that a reasonable stockholder would consider them important in deciding whether to attend the Annual Meeting and how to vote in the shareholder election. In addition, a reasonable shareholder would view a full and accurate disclosure as significantly altering the total mix of information made available in the January 28 Enzo Press Release and January 31 Enzo Proxy and in other information reasonably available to stockholders.

74.       By reason of the foregoing, Enzo violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder.

75.       Because of the false and misleading statements in the January 28 Enzo Press Release and the January 31 Enzo Proxy, Plaintiffs have been damaged monetarily and are threatened with irreparable harm.

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Count II – Violation of Section 20(a) of the Exchange Act

(Against the Director Defendants for Violations of Section 20(a) of the Exchange Act)

76.       Plaintiffs repeat and reallege each and every allegation contained in the preceding paragraphs of this Complaint with the same force and effect as if set forth fully herein.

77.       The Director Defendants acted as controlling persons of Enzo within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as Directors of Enzo, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the incomplete and misleading statements contained in the January 28 Enzo Press Release and January 31 Enzo Proxy statements, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that are materially false and misleading.

78.       By information and belief, each of the Director Defendants was provided with, or had unlimited access to, copies of the January 28 Enzo Press Release and January 31 Enzo Proxy statements prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

79.       In particular, the January 28 Enzo Press Release and January 31 Enzo Proxy are statements of the Board’s positions made in the midst of a proxy contest with a dissident shareholder. Under those circumstances, there can be no doubt that the Director Defendants were involved in the drafting and formulation of the statements at issue.

80.       Each of the Director Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same.

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81.       By virtue of the foregoing, the Director Defendants have violated Section 20(a) of the Exchange Act.

82.       As set forth above, the Director Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and Rule 14a-9 by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of the Director Defendants’ conduct, Plaintiffs have been damaged and threatened with irreparable harm.

Count III – Breach of Fiduciary Duties

(Asserted Individually by Plaintiffs Against the Director Defendants)

83.       Plaintiffs repeat and reallege each and every allegation contained in the preceding paragraphs of this Complaint with the same force and effect as if set forth fully herein.

84.       The Director Defendants owed Enzo’s stockholders fiduciary duties of good faith, fair dealing, loyalty, and due care.

85.       The Director Defendants repeatedly abused their positions and misused the corporate machinery to impede the exercise of the stockholder franchise.

86.       By acting for the primary purpose of entrenchment, the Director Defendants breached those fiduciary duties.

87.       Defendants delayed the Annual Meeting; deliberately created the misimpression that the Meeting would not be convened on January 31, 2020; currently seek to expand the number of board seats; and currently seek to avoid the necessary supermajority shareholder approval threshold to expand the Board, all for the purpose of preserving their own or their fellow directors’ places on the Board and diminishing the

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influence of the Harbert nominees without any proper justification, other than entrenchment, much less a compelling one.

88.       As a direct and proximate result of the Director Defendants’ breach of its fiduciary duties, the Plaintiffs have been damaged and threatened with irreparable harm.

Count IV – Anticipatory Breach of Contract

(Asserted Derivatively Against the Director Defendants on Behalf of the Company)

89.       Plaintiffs repeat and reallege each and every allegation contained in the preceding paragraphs of this Complaint with the same force and effect as if set forth fully herein.

90.       Under New York law, the Charter constitutes a contract by which the Director Defendants are bound.

91.       The Director Defendants have anticipatorily breached the Charter by deliberately disregarding its requirements for the required threshold of shareholder approval in order to amend Article II, Section 2 of the By-Laws and publicly stated in the January 31 Enzo Proxy that the Required Supermajority Vote is not required for approval of Proposal 1.

92.       As a direct and proximate result of Director Defendants’ anticipatory breach of contract, the Company will be harmed, as the size of the Board may be expanded in violation of the Charter and shareholders will vote on Proposal 1 without being informed of the required voting threshold.

Count V – Declaratory Relief

(Asserted Derivatively Against the Director Defendants on Behalf of the Company)

93.       Plaintiffs repeat and reallege each and every allegation contained in the preceding paragraphs of this Complaint with the same force and effect as if set forth fully herein.

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94.       A genuine justiciable dispute exists between the Company and the Director Defendants with respect to the parties’ respective rights and obligations under the Charter.

95.       Plaintiffs, as derivative plaintiffs for the Company, are informed and/or believe that the Director Defendants dispute the contentions and allegations set forth herein.

96.       A declaration is necessary and appropriate at this time under the circumstances alleged herein in order that the parties may ascertain their respective rights and duties under the Charter.

97.       Plaintiffs, as derivative plaintiffs for the Company, are entitled to a declaration that the Director Defendants’ proposal to expand the Board of Directors (Proposal 1) is invalid on its face as an entrenchment device with an improper purpose or, in the alternative, requires the approval by the Required Supermajority Vote as provided for in the Charter.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs respectfully request the following judgment in favor of Plaintiffs and against Defendants as follows:

A.	A determination that the Director Defendants have breached their fiduciary duties;
B.	An injunction requiring the Company to seat HDF’s nominees immediately and preventing the Company’s nominees from standing for election at the Annual Meeting;
C.	An injunction prohibiting the Company from further delaying or adjourning the Annual Meeting;
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D.	A declaration that Proposal 1 is invalid on its face as an entrenchment device adopted with an improper purpose or, in the alternative, a declaration that Proposal 1 must be approved by the Required Supermajority Vote as provided in Article 10 of the Charter;
E.	Damages sustained by Plaintiffs and/or the Company as a result of Defendants’ actions, including, without limitation, all attorneys’ fees and costs associated with the proxy contest, as had the Company not falsely stated that the Annual Meeting would not be convened as planned on January 31, 2020, HDF would have attended the Annual Meeting and elected its nominees without any further cost.
F.	All attorneys’ fees and costs associated with bringing this action;
G.	Such other and further relief as the Court may deem necessary and proper.

JURY DEMAND: Pursuant to Rule 38(b) of the Federal Rules of Civil Procedure, Plaintiffs demand a jury trial on all claims and issues asserted in the Complaint.

Dated:	New York, New York

February 5, 2020

SCHULTE ROTH & ZABEL LLP

By:	/s/ Michael E. Swartz
Michael E. Swartz
Randall T. Adams
AnnaLise Bender-Brown
919 Third Avenue
New York, New York 10022
(212) 756-2000 (telephone)
(212) 593-5955 (facsimile)
Michael.Swartz@srz.com

Attorneys for Plaintiffs Harbert Discovery Fund, LP and Harbert Discovery Co-Investment Fund I, LP